Exhibit 99.16

Millennial Esports Announces $1.6 Million First Tranche Closing of Convertible

Debenture Financing and New Directors

TORONTO, Dec. 18, 2018 — Millennial Esports Corp. (“Millennial” or the “Company”, TSX VENTURE: GAME, OTCQB: MLLLF), announces it has closed a first tranche of its non-brokered private placement (the “Private Placement”) of convertible debentures (the “Debentures”) in the principal amount of $1,600,000. The Debentures will mature 24 months from the date of issuance and bear interest at a rate of 12% per annum, payable on maturity. The debenture holders may convert at any time, all or a portion of the convertible loan principal into units (“Units”) of the Company at a price of $0.09 per Unit for the first 12 months and thereafter at a price of $0.10 per unit until maturity. Each Unit is comprised of one common share of the Company and one warrant, with each warrant exercisable into a common share of the Company at an exercise price of $0.09 per share for the first 12 months and thereafter at a price of $0.10 per share for a period of five years from the issuance of the Debentures.

The Company expects to close one or more additional tranches of the Private Placement for up to a total of $6,600,000.

Proceeds of the Private Placement will be used for, among other things, the payment of certain acquisition costs, operational items related to acquisitions by the Company, and other corporate matters.

All securities issued pursuant to the Private Placement will be subject to a statutory hold period expiring four months and one day from closing.

Board of Directors

The Company also wishes to announce that Peter Liabotis and Bryan Reyhani have joined the Board of Directors to replace Seth Schorr and David Fawcett who have resigned.

“On behalf of the board of Millennial Esports Corp, I would like to thank Seth Schorr and Dave Fawcett for all their hard work and dedication during the past two years,” said Alex Igelman, Executive Chairman and Director of Millennial Esports Corp. “Seth was one of the early believers in the esports space and played a key role, especially in our formative stage, and David has played a strategic role since the early days of PGL. Thank you both for your generous service.”

Igelman added, “We are also excited to have the talents of Peter Liabotis and Bryan Reyhani added to our Board as the Company reinforces its focus on expanding its deep connections with, and leveraging its expertise in, esports racing.”

Mr. Liabotis is a Canadian Certified Professional Accountant and a veteran senior corporate finance executive. Mr. Liabotis is currently the Chief Financial Officer of SOL Global Investments Corp., a public company that invests through various vehicles primarily in the cannabis space both in Canada and internationally. During his career, Mr. Liabotis has acquired strong knowledge in public markets in terms of financial reporting, mergers and acquisition activity and capital structuring and raising.

Mr. Reyhani is currently Managing Director of the Eastmore Group where he is responsible for various legal and business strategy in both the public and private markets. He began his professional career in the Office of General Counsel at Merrill Lynch (1999-2003). From there, he joined the financial services and regulatory practice group at Loeb & Loeb LLP, where he spent approximately nine years and made partner (2003-2012). In 2012, he co-founded his own law practice, Reyhani Nemirovsky LLP, where he and the firm handled a wide variety of regulatory matters, litigations and corporate disputes, and developed a specialty practice related to blockchain technology and cryptocurrencies.

In 2014, Mr. Reyhani co-founded SolidX Partners, a venture capital-backed startup in the developing digital asset capital markets arena. In February 2016, Mr. Reyhani was appointed the Chairman of the Board of Directors of NASDAQ listed FXCM (n/k/a GLBR, OTC), is currently on the Board of GLBR, and has handled various investor, regulatory, financing and corporate governance matters generally related to a publicly traded company. Mr. Reyhani graduated from Syracuse University, BA, Political Science, cum laude, and received his JD from Brooklyn Law School.

About Millennial Esports Corp.

Millennial Esports Corp. (MEC) is a vertically integrated mobile gaming publisher leading a revolution to fuse esports racing and professional motorsport through a global competition model. MEC is utilizing its gaming franchises and intellectual property (IP) to engage millions of new players. Combining its deep history in motorsport gaming and its associated IP - including World’s Fastest Gamer – with its gaming analytics capabilities, MEC is uniquely positioned to become the market leader in Esports Racing.

Cautionary Statement on Forward-Looking Information

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation which are based upon Millennial’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information can be identified by the use of forward-looking terminology such as “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy.

The forward-looking information in this news release is based upon the expectations, estimates, projections, assumptions and views of future events which management believes to be reasonable in the circumstances. Forward-looking information includes estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Forward-looking information in this news release includes, but is not limited to, statements with respect to completion of additional tranches of the Private Placement. Forward-looking information necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; loss of markets; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the esports industry generally; the ability of Millennial to implement its business strategies; competition; and other risks.

Any forward-looking information speaks only as of the date on which it is made, and, except as required by law, Millennial does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for Millennial to predict all such factors. When considering this forward-looking information, readers should keep in mind the risk factors and other cautionary statements in disclosure documents of Millennial filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com. The risk factors and other factors noted in the disclosure documents could cause actual events or results to differ materially from those described in any forward-looking information.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Investor Contacts:

Alex Igelman

Executive Chairman

647.346.1888

alex.igelman@millennialesports.com